PERFORMANCE TRUST CAPITAL PARTNERS, LLC

May 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	FB Bancorp, Inc.: Withdrawal of Acceleration Request, dated May 9, 2024, for

Registration Statement on Form S-1

File Number 333-277630

Ladies and Gentlemen:

Reference is made to our letter dated May 9, 2024, filed as correspondence via EDGAR on May 9, 2024, in which we joined in the request of FB Bancorp, Inc. to accelerate the effective date of the above-referenced Registration Statement for Monday, May 13, 2024 at 5:00 p.m. Eastern time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

By:	/s/ Allan Jean
Name:	Allan Jean
Title:	Director